UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

1-7 Waterloo Road, Macquarie Park, NSW, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill

Company Secretary

Date 12 April 2013

12 April 2013

ASX RELEASE

Novogen announces placement of stock to raise $2.5M

Novogen today announced that it had received acceptances to raise $2.5 million by way of a placement of its shares.

The placement has been managed by stockbrokers, Patersons Securities, and is subject to the various approvals being sought at the upcoming General Meeting of Novogen on 19 April.

The shares will be issued at a price of 16.6 cents, being a 20% discount to the closing price of 20.5 cents on 10 April 2013. The number of shares to be issued represents approximately 15% of the outstanding number of shares, which subject to gaining shareholder approval at the General Meeting for Resolution 2, will be 119.3 million shares.

The placement will take place immediately following the general meeting.

The purpose of the capital raising is to allow the Company to move forward with its drug development program and to provide working capital.

Dr Graham Kelly, Novogen Chairman and CEO, said, “The funds are designed to take CS-6 through its pre-clinical program in preparation for both glioblastoma and ovarian cancer indications.”

“Our strategy is to raise monies over the coming 3 years on a progressive basis rather than in 1 upfront raising, in the expectation that progress in our R&D program will be understood and appreciated by the market on a progressive basis, thereby minimizing shareholder dilution.”

“To that end, the directors of Novogen also are considering offering shareholders a Share Purchase Plan. They expect to announce the plan shortly.”

NOVOGEN LIMITED

ABN 37 063 259 754

Level 1, 1-7 Waterloo Road

North Ryde NSW 2113

About Novogen

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’). The Company is based in Sydney, Australia and is focused on the development of a family of novel anti-cancer drugs based on comprehensive anti-cancer activity against both cancer cells and cancer stem cells. The Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6 belongs to a new class of drug candidates intended to treat most forms of cancer in a comprehensive manner, targeting both cancer cells and their progenitor cells …. cancer stem cells. CS-6 shows broad anti-proliferative and cytotoxic activity against human cancer cells and ovarian cancer stem cells. CS-6 also has been designed deliberately to meet the major known criteria for crossing the blood-brain barrier, and for that reason is being developed as a first-line for the treatment of glioblastoma multiforme, the main form of primary brain cancer.

About Cancer Stem Cells

Cancer stem cells (CSC) (or tumour-initiating cells) are believed to be a subpopulation of cells within many types of cancer that are responsible for driving the growth and spread of the cancer. CSC typically are resistant to radiotherapy and chemotherapy and are thought to be responsible for cancer recurrence following therapy. Targeting CSC is a new direction in oncology drug development as a means of preventing cancer recurrence.

Further information

Contact Dr Graham Kelly, Chief Executive Officer

Tel: (61) 0459 200 095

E: Graham.Kelly@novogen.com

Further information is available on the Company’s web site www.novogen.com

NOVOGEN LIMITED

ABN 37 063 259 754

Level 1, 1-7 Waterloo Road

North Ryde NSW 2113